FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For period ending August 22, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc notified to the Company on 15 August 2005 and confirmed on 19 August 2005.


09 August 2005      The Administrators of the SmithKline Beecham Employee
                    Benefit Trust ("the Trust") notified the Company that
                    4,746 Ordinary shares in the Company had been transferred from the Trust to a participant in the GlaxoSmithKline
                    Annual Investment Plan.

10 August 2005      The Trust also notified the Company that 1,331 Ordinary
                    shares in the Company had been transferred from the Trust to a participant in the GlaxoSmithKline Annual
                    Investment Plan.

12 August 2005      The Trust also notified the Company that 3,486 Ordinary
                    shares in the Company had been transferred from the Trust to a participant in the GlaxoSmithKline Annual Investment
                    Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).


S M Bicknell
Company Secretary

22 August 2005



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 22, 2005                                     By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc